UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11 -K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kingold Jewelry, Inc.
Full Name of Registrant

Former Name if Applicable

15 Huangpu Science and Technology Park, Jiang’an District
Address of Principal Executive Office (Street and Number)

Wuhan, Hubei Province, PRC 430023
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The additional time required to file the Form 10-K is a direct result of the additional requirements of Section 404 of the Sarbanes-Oxley Act of 2002, to which the Company became subject to for the first time with respect to its Form 10-K for the year ended December 31, 2010, and therefore is unable to file its Form 10-K in the prescribed time period without unreasonable effort and expense.

During the process of evaluating its internal control over financial reporting and completing the preparation of its consolidated financial statements, the Company plans to amend and restate its third quarter 2010 financials to reflect solely a non-cash stock compensation expense resulting from the issuance of 100,000 shares of restricted common stock in December 2010 pursuant to the terms of a pre-existing consulting contract. In connection with this adjustment, the Company has engaged a third party valuation firm to assist the Company and its auditors in properly valuing the compensation expense. It is expected that the final results of the valuation report will be available no later than March 25, 2011. The impact of this non-cash adjustment on the Company’s net income is expected to be not more than $0.02 per share for the three and nine months ended September 30, 2010. As a result, the Company is unable to finalize its financial statements for the year ended December 31, 2010 until such results have been obtained. In connection with the Company's evaluation of its internal control over financial reporting, the Company has identified some control issues that it is analyzing to determine if they rise to the level of material weaknesses that would require disclosure in its Form 10-K for the year ended December 31, 2010.

(Attach extra Sheets if Needed) PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	Bin Liu	(011)	86 27 65694977
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal  year will be reflected by the earnings statements to be included in the subject report or portion thereof  Yes ☒    No ☐

The Company expects 2010 revenue to be approximately $523 million, or more than double 2009 reported revenue of $250.5 million. 2010 net income attributable to common stockholders is expected to be approximately $18 million, or more than double the prior year number of $8.7 million. See the Company's press release dated March 16, 2011, which is attached to the Company's current report on Form 8-K filed on March 16, 2011.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kingold Jewelry, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2011	By.	/s/ Bin Liu Chief Financial Officer
Bin Liu

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).